
June 26, 2019

Stavros G. Vizirgianakis
President and Chief Executive Officer
Misonix, Inc.
1938 New Highway
Farmingdale, New York 11735

> **Re: Misonix, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2018**
> **Form 10-Q for the Quarterly Period Ended March 31, 2019**
> **File No. 001-10986**

Dear Mr. Vizirgianakis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Note 2 – Revenue Recognition, page 9

1. We note that although your license agreement with Hunan Xing Hang Rui Kang Bio-technologies Co., Ltd contains a provision for guaranteed minimum royalties of $6,000,000 you determined that a significant portion of the guaranteed minimums are variable consideration. Please address the following:

   - Given the uncertainty associated with guaranteed minimum royalty payments, explain how you concluded that any portion of the payments should be accounted for as guaranteed minimum royalty payments.
   - Explain how you determined the adjusted guaranteed minimum royalties amount of $960,000.
   - Explain how you considered FASB ASC paragraph 606-10-55-65 and FASB TRG Memo 58: Sales-Based or Usage-Based Royalty with Minimum Guarantee.

2.   We also note your reference to new technology related to the product. Please clarify the nature of the new technology related to the product and explain how this impacted your determination that the license represents functional intellectual property. Refer to FASB ASC paragraphs 606-10-55-59 to 55-63.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding these comments. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Jonn R. Beeson, Esq.